EXHIBIT 23.2

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the prospectuses constituting part of the registration statements on Form S-3 for the CSB Bancorp, Inc. Share Owner Dividend Reinvestment Plan and on Form S-8 for The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust of our report dated February 1, 2002 on the consolidated balance sheet of CSB Bancorp, Inc. as of December 31, 2001 and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended, which report is incorporated by reference in this Form 10-K.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

March 29, 2002